SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: January 27, 2012

BONSO ELECTRONICS

INTERNATIONAL INC.

(Translation of Registrant’s name into English)

 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__ Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ___X__

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2011 ON FORM 6-K

Page

Consolidated Financial Statements

Unaudited Consolidated Balance Sheet as of September 30, 2011 and
Audited Consolidated Balance Sheet as of March 31, 2011	3

Unaudited Consolidated Statements of Income and
Comprehensive Income for the Six-Month Periods
Ended September 30, 2011 and 2010	4

Management’s Discussion and Analysis of Financial Condition
and Results of Operations	5

Liquidity and Capital Resources	7

Stock Repurchase Program	7

Signature	8

Exhibits	8

99.1 Press Release Disclosing Results of Operations dated January 27, 2012.

Consolidated Balance Sheets

(Expressed in United States Dollars)

	September 30	March 31
	2011	2011
	$ in thousands	$ in thousands
	(unaudited)	(audited)
Assets

Current assets
Cash and cash equivalents	3,592	5,407
Trade receivables, net	2,031	1,311
Other receivables, deposits and prepayments	903	708
Inventories	4,578	4,848
Income tax recoverable	1,854	1,944
Current assets of discontinued operations	5	5

Total current assets	12,963	14,223

Brand name and other intangible assets, net	4,199	4,031

Property, plant and equipment
Buildings	9,890	9,719
Construction-in-progress	3,528	1,801
Plant and machinery	21,210	20,884
Furniture, fixtures and equipment	3,228	3,146
Motor vehicles	384	445

	38,240	35,995
Less: accumulated depreciation and impairment	(32,954)	(32,437)

Property, plant and equipment, net	5,286	3,558

Total assets	22,448	21,812

Liabilities and stockholders’ equity

Current liabilities
Notes payable	1,701	1,333
Accounts payable	3,713	2,729
Accrued charges and deposits	1,530	2,199
Income tax liabilities	24	24
Current liabilities of discontinued operations	1,086	1,086

Total current liabilities	8,054	7,371

Income tax liabilities	2,595	2,595
Deferred income tax liabilities	19	19

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: 5,577,639, outstanding shares: 5,246,903 shares	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(11,114)	(10,932)
Accumulated other comprehensive income	2,574	2,439

	11,780	11,827

Total liabilities and stockholders’ equity	22,448	21,812

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

	Six months ended September 30,
	2011	2010
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	13,975	16,494
Cost of sales	(11,730)	(13,832)

Gross profit	2,245	2,662

Selling expenses	(274)	(328)
Salaries and related costs	(991)	(1,123)
Research and development expenses	(228)	(245)
Administration and general expenses	(942)	(834)

Income / (loss) from operations	(190)	132
Interest income	2	3
Interest expenses	(18)	(33)
Foreign exchange loss	(9)	(46)
Other income	33	213

Net income / (loss)	(182)	269

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	135	139

Comprehensive Income / (loss)	(47)	408

Loss per share

Weighted average number of shares outstanding	5,246,903	5,246,903

Earnings per share ( in U.S.Dollars per share)
- basic and diluted

	(0.03)	0.05

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics International Inc. designs, develops, produces and sells electronic sensor-based and wireless products for private label Original Equipment Manufacturers, Original Brand Manufacturers and Original Design Manufacturers.

During the six-month period ended September 30, 2011, our net sales decreased approximately $2.5 million, or 15.3% as compared to the six-month period ended September 30, 2010. The primary reason for the decrease in net sales was the decreased demand for our products during the period. As a result, during the six-month period ended September 30, 2011, we recognized a net loss of $182,000 as compared to a net gain of $269,000 during the six-month period ended September 30, 2010.

On January 27, 2012, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2011. A copy of this press release is attached to this Form 6-K as exhibit 99.1.

Results of Operations

Six-Month Period Ended September 30, 2011 Compared to the Six-Month Period Ended September 30, 2010

Net Sales. During the six-month period ended September 30, 2011, our sales decreased 15.3% or approximately $2,519,000 from approximately $16,494,000 for the six-month period ended September 30, 2010 to approximately $13,975,000. The decreased sales were primarily the result of a decrease in demand for our products. Sales from our telecommunications products decreased by 98.0% or approximately $1,342,000 from approximately $1,369,000 for the six-month period ended September 30, 2010 to approximately $27,000 for the six-month period ended September 30, 2011. Sales from our electronic scale and other products decreased by 7.8% or approximately $1,177,000 from approximately $15,125,000 during the six-month period ended September 30, 2010 to approximately $13,948,000 during the six-month period ended September 30, 2011.

Cost of Sales. During the six-month period ended September 30, 2011, cost of sales decreased to approximately $11,730,000 from approximately $13,832,000 during the six-month period ended September 30, 2010, an decrease of approximately $2,102,000 or 15.2%. As a percentage of sales, the cost of sales increased from 83.86% to 83.93%.

Gross Margin. As a result, gross margin as a percentage of revenue decreased to 16.07% during the six-month period ended September 30, 2011 as compared to 16.14% during the same period in the prior year.

Selling Expenses. Selling expenses decreased by 16.4% or approximately $54,000 from approximately $328,000 for the six-month period ended September 30, 2010 to approximately $274,000 for the six-month period ended September 30, 2011. The decrease was primarily the result of decreased shipping cost due to reduced goods sold during the six-month period ended September 30, 2011, compared to the same period in the prior year. As a percentage of sales, selling expenses decreased from 1.99% to 1.96%.

Salaries And Related Costs. Salaries and related costs decreased by 11.8% or approximately $132,000 from approximately $1,123,000 for the six-month period ended September 30, 2010 to approximately $991,000 for the six-month period ended September 30, 2011. This decrease was a result of the reduction in employees due to the decrease in demand of our products.

Research And Development Expenses. Research and development expenses decreased by 6.9% or approximately $17,000 from approximately $245,000 for the six-month period ended September 30, 2010 to approximately $228,000 for the six-month period ended September 30, 2011. The decrease was primarily due to the reduction in engineers and resources required for the development of our new products.

Administration And General Expenses. Administration and general expenses increased by 12.9% or approximately $108,000 from approximately $834,000 for the six-month period ended September 30, 2010 to approximately $942,000 for the six-month period ended September 30, 2011. As a percentage of sales, administration and general expenses increased from 5.1% to 6.7%. The increase in administration and general expenses was primarily the result of an increase in tax payments.

Income / (Loss) From Operations. As a result of the above changes, loss from operations was approximately $190,000 for the six-month period ended September 30, 2011, compared to a gain from operations of approximately $132,000 for the six-month period ended September 30, 2010, a decrease of approximately $322,000.

Interest Income. Interest income decreased by 33.3% from approximately $3,000 for the six-month period ended September 30, 2010 to approximately $2,000 for the six-month period ended September 30, 2011. This decrease was primarily the result of fewer deposits together with a decrease in interest rates for the six-month period ended September 30, 2011.

Interest Expenses. Interest expenses decreased 45.5% from approximately $33,000 for the six-month period ended September 30, 2010 to approximately $18,000 for the six-month period ended September 30, 2011. The decrease of interest expenses was the result of the decreased utilization of the Company’s banking facilities.

Foreign Exchange Loss. Foreign exchange loss decreased 80.4% or approximately $37,000 from a loss of approximately $46,000 for the six-month period ended September 30, 2010 to a loss of approximately $9,000 for the six-month period ended September 30, 2011. The decreased loss was primarily attributable to the reduced movement of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2011.

Other Income. Other income decreased 84.5% or approximately $180,000 from approximately $213,000 for the six-month period ended September 30, 2010 to approximately $33,000 for the six-month period ended September 30, 2011. The decrease was primarily the result of one time gains of approximately $41,000 on the disposal of 5 taxis licenses and a gain from disposal of an investment property during the six-month period ending September 30, 2010.

Net Income / (Loss). As a result of the above changes, net loss increased from net income of approximately $269,000 for the six-month period ended September 30, 2010 to a net loss of approximately $182,000 for the six-month period ended September 30, 2011, an increase in net loss of approximately $451,000.

Foreign Currency Translation Adjustments.  Foreign currency translation adjustments, net of tax decreased from a loss of $139,000 for the year ended March 31, 2010 to a loss of approximately $135,000 for the year ended March 31, 2011, a decrease of approximately $4,000.  The decreased loss was primarily attributable to the reduced movement of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2011.

Comprehensive Income / (Loss).  As a result of the factors described above, comprehensive income / (loss) decreased from a gain of approximately $408,000 for the year ended March 31, 2010, to a loss of approximately $47,000 for the year ended March 31, 2011, a decrease of approximately $455,000.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

As of September 30, 2011 we had approximately $3,592,000 in cash and cash equivalents as compared to $5,407,000 as of March 31, 2011. Working capital at September 30, 2011 was approximately $4,909,000 compared to $6,852,000 at March 31, 2011.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the foreseeable future.

Construction of Manufacturing Facility

In 2006, Bonso acquired approximately 133,500 square meters of land in Xinxing, in the western part of Guangdong province, approximately a 3 hour drive from our existing factory in Shenzhen, in order to develop a new manufacturing facility. The construction of the first phase of the factory started in July 2009 and we expect the construction of the first phase to be complete in 2012. We expect the new factory to boost our total production capacity, and we believe we will reduce our labor costs and overhead with this new factory as it is located in a rural area in Guangdong province.

Stock Repurchase Program

On September 19, 2007, the Company's Board of Directors authorized a new program (the “New Share Repurchase Program”) for the Company to repurchase up to $1,500,000 of its common stock. The New Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. During the six-month periods ended September 30, 2009 and 2010, the Company has not purchased any shares of its common stock under the New Share Repurchase Program and the Company may, from time to time, repurchase shares of its Common Stock under this program. The Company had previously authorized a program for the Company to repurchase up to $1,500,000 of its common stock and under this plan, had purchased 330,736 shares valued at $1,462,325. This authorization to repurchase shares under the New Share Repurchase Program increases the aggregate amount available for repurchase under the New Share Repurchase Program and the previous program to $1,537,675.

Exhibits

99.1 Press Release dated January 27, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: January 27, 2012	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary